

Thrivent Investment Management Inc.

Statement of Financial Condition

For the year ended December 31, 2018
With Report of Independent Registered Public Accounting Firm

THRIVENT® | INVESTMENT MANAGEMENT

625 Fourth Ave. S., Minneapolis, MN 55415-1665
Thrivent.com · 800-847-4836







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thrivent Investment Management Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

625 Fourth Avenue South
(No. and Street)

Minneapolis (City) MN (State) 55415-1624 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kurt S. Tureson 612-844-8233
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

45 South Seventh Street, Suite 3400 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Kurt S. Tureson</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Thrivent Investment Management Inc.</u>, as of <u>December 31</u>, 20<u>18</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DAVID L SCHWARZ
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/20

_____
Notary Public

_____
Signature

Kurt S. Tureson, FINOP & CFO
_____
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thrivent Investment Management Inc.
Statement of Financial Condition
For the year ended December 31, 2018

Contents



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Thrivent Investment Management Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Thrivent Investment Management Inc. (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2019

We have served as the Company's auditor since 2014.

PricewaterhouseCoopers LLP, 45 South Seventh Street, Suite 3400, Minneapolis, MN 55402
T: (612) 596 6000, F: (612) 373 7160, www.pwc.com/us

Thrivent Investment Management Inc.
Statement of Financial Condition
December 31, 2018
(dollars in thousands, except share information)

Assets

Cash and cash equivalents	$	72,568
Receivable from clearing firm		336
Receivable from related parties		6,436
Other receivables		2,881
Deferred tax assets		2,284
Prepaid expenses		331
Other assets		135
Total assets	$	84,971

Liabilities and shareholder's equity

Payable to related parties	$	2,961
Commissions and bonuses payable		4,577
Accrued pension cost		3,910
Deferred revenue		1,599
Other accrued expenses		1,566
Income tax payable		401
Total liabilities		15,014

Commitments and Contingencies (see note 6)

Shareholder's equity

Common stock, par value $0.01 per share, 1,000 shares authorized, 98 shares issued and outstanding	-
Additional paid-in capital	29,713
Retained earnings	41,203
Accumulated other comprehensive loss	(959)
Total shareholder's equity	69,957
Total liabilities and shareholder's equity	$ 84,971

Thrivent Investment Management Inc.
Notes to Statement of Financial Condition
For the Year Ended December 31, 2018
(dollars in thousands)

Note 1. Nature of Operations and Significant Accounting Policies

Nature of Operations

Thrivent Investment Management Inc. (the "Company") is a registered introducing broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 ("Exchange Act") and registered investment adviser under the Investment Advisers Act of 1940. The Company is also member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of Thrivent Financial Holdings Inc. ("Holdings"). Holdings is a wholly-owned subsidiary of Thrivent Financial for Lutherans ("Thrivent "), a fraternal benefit society and registered investment adviser. The Company is required to comply with all applicable rules and regulations of the SEC, FINRA and SIPC.

On April 20, 2018, FINRA approved the Company's request to convert from a carrying broker-dealer to a non-carrying broker-dealer. The request was based on the Company's reliance on Rule 15c3-3(k)(1) and 15c3-3(k)(2)(ii) of the Exchange Act for the conduct of its business. With FINRA's approval, the Company is now exempt from Rule 15c3-3 requirements, including the requirement to maintain a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3(e).

The Company offers and sells shares primarily of Thrivent Mutual Funds ("Funds"). The Company also serves as principal underwriter and distributor of variable life and annuity contracts on behalf of Thrivent and Thrivent Life Insurance Company ("TLIC"). The Company also distributes non-proprietary variable products on behalf of Thrivent Insurance Agency, Inc. ("TIA").

The Company offers asset management, investment advisory and brokerage services through an array of brokerage and managed account products.

The Company clears transactions under a fully disclosed agreement with an unaffiliated third party clearing broker dealer, National Financial Services, Inc. ("NFS").

Sales and distributions of Funds and other products generally occur through field representatives ("FRs"). FRs can be either non-employee independent contractors operating in a nationwide franchise system or they may choose to be employees of the Company. FRs may also provide various fee-based services to customers. Due to differing levels of support provided by the Company to FRs operating in various platforms, FRs are compensated at different amounts or rates depending on the various product and service offerings.

In 2018, an election was made pursuant to ASU 2018-02 to reclassify the disproportionate income tax effects of the Tax Cuts and Jobs Act of 2017 to items within AOCI to Retained Earnings. The Company's unrealized net loss as of December 31, 2017 for its defined benefit pension plan would have resulted in stranded tax effects had the election not been made.

During 2014, the Company transferred its ownership interest in Thrivent Asset Management, LLC ("TAM") to its parent, Holdings, through a dividend distribution. The Company properly did not recognize any gain from this transaction in its 2014 financial statements. During 2018, the Company determined that while not recognizing any gain on the transaction was proper for book purposes, the transaction was taxable under the internal revenue code and a tax liability should have been recognized as well as a capital contribution from Holdings for the settlement of the tax liability. The net impact of these corrections is to reduce retained earnings and increase additional paid-in capital by $5.9 million. The net impact of these changes does not affect total assets, liabilities, capital or earnings for current or any prior period. Since the prior period

Thrivent Investment Management Inc.
Notes to Statement of Financial Condition, continued
(dollars in thousands)

Note 1. Nature of Operations and Significant Accounting Policies (cont.)

financial statements are not presented with this report, we have reflected the changes by adjusting the beginning balances of shareholder's equity.

<u>Significant Accounting Policies</u>
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. These estimates reflect the best judgment of management and actual results could differ significantly from those estimates.

The significant accounting practices used in preparation of the financial statements are summarized as follows:

Cash and Cash Equivalents
Cash and cash equivalents consist of amounts on deposit with banks and investments in money market mutual funds, of which $72,474 was invested in registered money market funds as of December 31, 2018. The Company considers all highly liquid securities and other investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are carried at fair value. The fair value of cash equivalents is based on quoted daily net asset values of the invested fund and are classified as Level 1 (uses quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date).

Receivables
Receivable from clearing firm consists of funds receivable from an unaffiliated broker-dealer, including amounts required to be on deposit with the clearing firm and certain transactional and asset based fees earned by TIMI, but not yet paid by the clearing firm. Receivable from related parties consists primarily of fees earned from 12b-1 distributions, revenue sharing and concessions earned from the sales variable products on behalf of affiliated Thrivent entities. Other receivables consist primarily of monies owed to the Company from field representatives for licensing and registration costs, service fees earned but not collected from the Funds' transfer agent, fees earned but not collected from clients who have entered into financial planning services agreements, and various fees due from the sale of non-proprietary products. All receivables are recorded at their net realizable value.

Deferred revenue
Deferred revenue represents unearned financial planning fees collected from clients prior to the satisfaction of performance obligations, including delivery of financial plans and providing financial advice over the term of the contract. All deferred revenue amounts are expected to be earned within one year, as the performance obligations are satisfied. Earned revenue associated with financial planning fees is included in Investment Advisory Fees.

Thrivent Investment Management Inc.
Notes to Statement of Financial Condition, continued
(dollars in thousands)

Note 2. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities as of December 31 were as follows:

Deferred tax assets:		
Retirement and pension	$	701
Non-qualified deferred compensation		1,183
Unrealized actuarial adjustment (AOCI)		355
Other		45
Deferred tax assets	$	2,284

At December 31, 2018 the Company had no federal or state net operating loss carryforwards.

The company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.

There are no unrecognized or uncertain tax positions at December 31, 2018. Tax years 2015 through 2018 are open under the statute of limitations and remain subject to examination by the IRS.

Note 3. Related Party Transactions

As discussed in Note 1, the Company offers and sells Fund shares through a sales agreement with TDL and serves as the principal underwriter and distributor for other Thrivent affiliated entities.

In accordance with each applicable sale, distribution and underwriting agreements, the Company shall incur and be responsible for certain costs (direct and indirect commissions) paid to FRs related efforts performed under agreements. The agreements also provide Thrivent (the "Parent") shall pay as a convenience, these costs to FRs on behalf for the Company and that the Company shall reimburse the Parent. In addition, the Company is compensated for ongoing access to FRs by affiliated entities

In accordance with its intercompany services agreement, the Company reimbursed Thrivent for various services and costs paid by Thrivent on behalf of the Company. These reimbursements were for compensation; promotional and marketing materials; general and administrative expenses such as accounting, marketing, legal, compliance, and technology. The Company also reimburses Thrivent for field commissions, benefits, distribution costs, and incentives on behalf of the Company. Some of the reimbursements for costs such as benefits, incentives, compliance and field management are based on allocation amounts agreed upon in the intercompany services agreement between Thrivent and the Company. The Company performed an analysis of the costs allocated to the Company by Thrivent to ensure they are reasonable and rational in accordance with certain regulatory requirements.

Thrivent Investment Management Inc.
Notes to Statement of Financial Condition, continued
(dollars in thousands)

Note 4. Benefit Plans

Employees of the Company are covered by non-contributory defined-benefit pension plans and a contributory savings plan sponsored by Thrivent. In addition, Thrivent also sponsors a health and life insurance postretirement benefit plan in which employees of the Company participate.

The Company also has a non-qualified, non-contributory defined benefit retirement plan (the Plan) to provide certain employees with benefits in addition to those provided by the non-contributory defined benefit plans sponsored by Thrivent. The Company uses a measurement date of December 31 in its benefit plan disclosures.

The results for the December 31, 2018 valuation of pension benefits under the Plan are as follows:

Accumulated Benefit Obligation as of 12/31/2018	$	3,910
Change in Projected Benefit Obligation During 2018:		
Projected Benefit Obligation, 12/31/2017	$	4,242
Interest Cost		154
Actuarial Gain		(315)
Benefit Payments		(171)
Projected Benefit Obligation, 12/31/2018	$	3,910
Change in plan assets in 2018:		
Plan Assets, 12/31/2017	$	-
Company Contributions		171
Benefit Payments		(171)
Plan Assets, 12/31/2018	$	-
Funded Status	$	(3,910)
Amount of Net Loss Recognized in Accumulated Other Comprehensive Loss	$	1,313
Components of Net Periodic Benefit Cost for 2018:		
Interest Cost	$	154
Amortization of Unrecognized Net Loss		53
Net Periodic Benefit Cost	$	207
Changes in Benefit Obligation Recognized in Other Comprehensive Loss:		
Net gain	$	(315)
Amortization of net loss		(53)
Total Recognized in Other Comprehensive Income	$	(368)
Amortizations From Other Comprehensive Loss into Net Periodic Benefit Cost During 2018	$	(268)

Thrivent Investment Management Inc.
Notes to Statement of Financial Condition, continued
(dollars in thousands)

Note 4. Benefit Plans (cont.)

Accrued Pension Cost

Current Liability – 2019 Projected Benefit Payments	$ 176
Non-Current Liability	3,734
Accrued Pension Cost, 12/31/2018	$ 3,910

The Company used a weighted average discount rate of 4.40% as of December 31, 2018, to determine the pension benefit cost/obligation. Projected benefit payments for the next ten years as follows:

2019	$ 176
2020	$ 225
2021	$ 229
2022	$ 229
2023	$ 226
2024 - 2028	$ 1,328

In 2019, the Company expects to contribute $176 to the Plan to fund projected benefit payments.

Note 5. Clearing Agreement

The Company is an introducing broker and clears certain securities transactions with and for customers on a fully disclosed basis through its clearing broker dealer. In addition, the Company transmits all customer funds and securities to the clearing broker dealer. In connection with these arrangements, the Company has agreed to indemnify the clearing broker dealer for losses incurred in connection with transactions introduced by the Company. The Company reserves for these potential losses. At December 31, 2018, no reserve was reflected in the accrued expenses line in the statement of financial condition.

Note 6. Commitments and Contingencies

In the normal course of business, the Company may indemnify and guarantee certain service providers against potential losses in connection with their acting as service providers to the Company. The maximum potential amount of future payments the Company could be required to make under these indemnifications cannot be estimated, however, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded a contingent liability in the financial statements for any indemnifications.

The Company is involved in the normal course of business in legal, regulatory and arbitration proceedings, including class actions, concerning matters arising in connection with the conduct of its activities as a diversified financial services firm. These include proceedings specific to the Company as well as proceedings generally applicable to business practices in the industries in which it operates. The Company can also be subject to litigation arising out of its general business activities, such as its investments, contracts, leases and employment relationships. Uncertain economic conditions, heightened and sustained volatility in the financial markets and significant financial reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

Thrivent Investment Management Inc.
Notes to Statement of Financial Condition, continued
(dollars in thousands)

Note 6. Commitments and Contingencies (cont.)

As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's businesses remains elevated. From time to time, the Company receives requests for information from, and/or has been subject to examination or claims by the SEC, FINRA, state insurance and securities regulators, state attorneys general and various other governmental and quasi-governmental authorities on behalf of themselves or clients concerning the Company's business activities and practices, and the practices of the Company's field representatives. The Company has pending matters which include information requests, exams or inquiries that the Company received during recent periods regarding certain matters, including: sales and distribution of mutual funds, annuities, and insurance products. The number of reviews and investigations has increased in recent years with respect to many firms in the financial services industry, including the Company. The Company has cooperated and will continue to cooperate with the applicable regulators regarding their inquiries.

These legal and regulatory proceedings and disputes are subject to uncertainties and, as such, it is inherently difficult to determine whether any loss is probable or even possible, or to reasonably estimate the amount of any loss. The Company cannot predict with certainty if, how or when such proceedings will be initiated or resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for proceedings that are in their early stages of development or where plaintiffs seek indeterminate damages. Some issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters and by addressing unsettled legal questions relevant to the proceedings in question, before a loss or range of loss can be reasonably estimated for any proceeding. An adverse outcome could have a material adverse effect on the Company's financial condition or results of operations.

In accordance with applicable accounting standards, the Company establishes an accrued liability for contingent litigation and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. In such cases, there still may be an exposure to loss greater than any amounts reasonably estimated and accrued. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability, but continues to monitor, in conjunction with any outside counsel handling a matter, further developments that would make such loss contingency both probable and reasonably estimable. Once the Company establishes an accrued liability with respect to a loss contingency, the Company continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established, and any appropriate adjustments are made each reporting period.

Note 7. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum net capital. The Company has elected to use the alternative standard permitted by Rule 15c3-1. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2018, the Company had net capital of $61,090 which was $60,840 in excess of its minimum net capital required of $250.

Note 8. Subsequent Events

The Company evaluated events or transactions that may have occurred after the balance sheet date for potential recognition or disclosure through February 26, 2019, the date the financial statements were available to be issued. No events or transactions were identified that affect the Company's December 31, 2018, financial statements or that require further disclosure.